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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO.2
                             SCHEDULE 13E-4/A

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           SUPREME INDUSTRIES, INC.
                               (NAME OF ISSUER)

                           SUPREME INDUSTRIES, INC.
                       (NAME OF PERSON FILING STATEMENT)

                         COMMON SHARES, $.10 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                   868607102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              HERBERT M. GARDNER
                             CHAIRMAN OF THE BOARD
                           SUPREME INDUSTRIES, INC.
                                 P.O. BOX 237
                              65140 U.S. 33 EAST
                               GOSHEN, IN 46526
                                (219) 642-3070
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                              VERNON E. REW, Jr.
                         LAW, SNAKARD & GAMBILL, P.C.
                              3200 BANK ONE TOWER
                            500 THROCKMORTON STREET
                            FORT WORTH, TEXAS 76102
                                (817) 878-6307

                                APRIL 12, 1999
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)


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This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on
Schedule 13E-4 (the "Statement") dated April 12, 1999, relating to the offer by Supreme Industries, Inc., a Delaware corporation (the "Company"), to purchase up to 2,000,000 (or such lesser number as are properly tendered) shares of its Common Stock, $.10 par value (the "Shares"), at prices not greater than $10.00 per Share and not less than $8.75 per Share, net to the seller in cash, without interest thereon, as specified by the stockholders tendering their Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 12, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (the Offer to Purchase and the Letter of Transmittal, collectively, as amended or supplemented from time to time, the "Offer"). The Offer to Purchase and the related Letter of Transmittal have been previously filed as Exhibits (a)(1) and (a)(2) respectively, to this Statement. This Amendment No. 2 consitutes the final amendment to the Statement pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended, and General Instruction
(D) to the Schedule 13E-4. Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Offer to Purchase.



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ITEM 8.  ADDITIONAL INFORMATION.


Item 8 is hereby supplemented as follows:

     (e) The Offer expired at 5:00 p.m., New York City time, on Monday, May 10, 1999. On May 11, 1999, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by this reference. Revised results of the Offer were provided in the Company's Quarterly Report on Form 10-Q which was filed on May 13, 1999.
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The Company set the Purchase Price at $10.00 per share under the terms of the
Offer. The final number of Shares properly tendered and not withdrawn at or below the Purchase Price was 1,688,823. The Company will purchase all of the 1,688,823 Shares at the Purchase Price. Payment for the Shares purchased pursuant to the Offer will be made promptly. The Shares purchased pursuant to the Offer represented approximately 14.7% of the Shares outstanding as of May 7, 1999.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Item 9 is hereby supplemented as follows:

(a)(9) Text of Press Release issued by the Company, dated May 11, 1999.



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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 20, 1999            SUPREME INDUSTRIES, INC.

                                    By: /s/ Herbert M. Gardner
                                    --------------------------
                                    Name: Herbert M. Gardner
                                    Title: Chairman of the Board of Directors
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                                 EXHIBIT INDEX

EXHIBIT
NUMBER              DESCRIPTION
------              -----------



(a)  (9)  Text of Press Release issued by the Company, dated May 11, 1999.

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(*) Previously filed